UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-54088

CUSIP NUMBER 638691105

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Native American Energy Group, Inc.
Full Name of Registrant

____________________________
Former Name if Applicable

61-43 186th Street Suite 507
Address of Principal Executive Office (Street and Number)

Fresh Meadows, NY 11365
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Native American Energy Group, Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Form 10-Q Quarterly Report for the quarter ended March 31, 2013 (the “Quarterly Report”) by the May 15, 2013 filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Quarterly Report. As a result, the Registrant is still in the process of compiling required information to complete the Quarterly Report and its independent registered accounting firm requires additional time to complete the review of the financial statements for the fiscal year ended March 31, 2013 to be incorporated in the Quarterly Report. The Registrant anticipates that it will file the Quarterly Report no later than fifteenth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Raj S. Nanvaan, Chief Financial Officer	718	408-2323
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Annual Report on Form 10-K for the fiscal year ending December 31, 2012
Yes ☐ No ☒

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Native American Energy Group, Inc.
(Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2013	By:	/s/ Raj S. Nanvaan
Raj S. Nanvaan
Chief Financial Officer

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